U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549


                              FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              ALYNX, CO.
            (Name of small business issuer in its charter)


                Nevada                                   87-0628764
     State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization                     Identification No.)


               1378 Ramola Street, Kaysville, UT 84037
         (Address of principal executive offices)  (zip code)


Issuer's telephone number, including area code:  (801) 628-5555


Securities registered under Section 12(b) of the Exchange Act:  None

     Title of each className of each exchange on which registered

________________________________________________________________________

________________________________________________________________________

Securities registered pursuant to section 12(g) of the Act:


                     Common Stock $.001 Par Value
                           (Title of Class)

     TABLE OF CONTENTS                                            Page

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . 3

Item 2.   Management's Discussion and Analysis or Plan of Operation. 8

Item 3.   Description of  Properties.. . . . . . . . . . . . . . . . 9

Item 4.   Security Ownership of Certain Beneficial Owners and Management.9

Item 5.   Directors, Executive Officers, Promoters and Control Persons.10

Item 6.   Executive Compensation.. . . . . . . . . . . . . . . . . .11

Item 7.   Certain Relationships and Related Transactions.. . . . . .12

Item 8.   Description of securities. . . . . . . . . . . . . . . . .12

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .13

Item 1.   Market for Common Equity and Related Stockholder Matters..13

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . .14

Item 3.   Changes In and Disagreements With Accountants. . . . . . .15

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . .15

Item 5.   Indemnification of Directors and Officers. . . . . . . . .15


PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18

     Financial Statements. . . . . . . . . . . . . . . . . . . . . .18


PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19

Item 1.   Exhibits Index . . . . . . . . . . . . . . . . . . . . . .19

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This registration statement contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of operations involving the industry, statements about our future business plans and strategies, statements relating to management's expectations regarding the Company's production capacity and resource base, timing of receipt of permits and certification, timing of commencement of operations and most other statements that are not historical in nature. In this registration statement forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," "propose," "project," and the like. Although we believe that any forward-looking statements we make in this registration statement are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

                                PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     (A)  BUSINESS DEVELOPMENT.

     Alynx, Co. (the "Company") was originally formed as a Utah corporation on July 30, 1985 under the name Leibra, Inc. On October 1, 1986, the stockholders approved a merger with Leitech, Inc., a newly formed Nevada corporation, to change the domicile of the Company from Utah to Nevada. The Company has had several name changes in connection with various business acquisitions, all of which have been discontinued or rescinded. For the past several years the Company has had no active business operations, and has been seeking to acquire an interest in a business with long-term growth potential. It has been an inactive shell corporation for at least the past 10 years.

     The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

     (B)  BUSINESS OF COMPANY.

SELECTION OF A BUSINESS

     The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth", the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

     Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

     The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

     In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

     The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

     The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

     The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

ACQUISITION OF A BUSINESS

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

     In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. It is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the number of "restricted securities" held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's Common Stock that could result from substantial sales of such shares after the restrictions no longer apply. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

     In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market that may develop in the Company's securities may have a depressive effect on such market.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity.

     Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

     Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

     The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

     The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

OPERATION OF BUSINESS AFTER ACQUISITION

     The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

GOVERNMENTAL REGULATION

     It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses that the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

COMPETITION

     The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business.
There is no assurance that the Company will be successful in obtaining suitable investments.

EMPLOYEES

     The Company is a development stage company and currently has only one employee, Ken Edwards, who will devote such time to the affairs of the Company as he deems appropriate, which is estimated to be approximately 20 hours per month. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company will be subject to the information requirements of the Securities Exchange Act of 1934, and will file annual, quarterly and other reports with the Commission.

PLAN OF OPERATIONS.

     The Company had no operations or revenue during the last two fiscal years. Due to this, the Company realized a net loss. The Company does not expect to generate any meaningful revenue or incur operating expenses, except for administrative, legal, professional, accounting and auditing costs associated with the filing requirements of a public reporting company, unless and until it acquires an interest in an operating company.

     The Company does not have sufficient cash to meet its operational needs for the next twelve months. Management's plan of operation for the next twelve months is to attempt to raise additional capital through loans from related parties, debt financing, equity financing or a combination of financing options. Currently, there are no understandings, commitments or agreements for such an infusion of capital and no assurances to that effect. Unless the Company can obtain additional financing, its ability to continue as a going concern during the next twelve-month period is doubtful. The Company's need for capital may change dramatically if and during that period, it acquires an interest in a business opportunity.

     The Company's current operating plan is to (i) handle the administrative and reporting requirements of a public company, and (ii) search for potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business venture, and there can be no assurance that the Company will identify a business venture suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage any business venture it acquires.

     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception, and has no on-going operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans and/or through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     The independent auditors have expressed substantial doubt about our ability to continue as a going concern. Their report includes a going concern qualification because the financial statements do not include any adjustments that might result from the outcome of the uncertainties which arise from the net losses and accumulated deficit.

ITEM 3.   DESCRIPTION OF  PROPERTIES.

     The Company has no office facilities and does not presently anticipate the need to lease commercial office space or facilities. For now the business address of Ken Edwards, the principal shareholder, is being used as the Company address. The Company may lease commercial office facilities in the future at such time as operations have developed to the point where the facilities are needed, but has no commitments or arrangements for any facilities. There is no assurance regarding the future availability of commercial office facilities or terms on which the Company may be able to lease facilities in the future, nor any assurance regarding the length of time the present arrangement may continue.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table contains stock ownership information as of February 26, 2007, about officers or directors, and other stockholders who we know to be beneficial owners of more than 5% of our stock. A beneficial owner of stock is any person who has or shares the power to decide how to vote or whether to dispose of the stock.

                          Title of   Amount & Nature of  % of
Name and Address           Class    Beneficial Ownership Class*
Ken Edwards               Common      20,000,000 shares  87.5%
1378 Ramola Street
Kaysville, UT 84037

All officers and          Common      20,000,000 shares  87.5%
directors as
a group (1 person)


     The foregoing amounts include all shares these persons are deemed to beneficially own regardless of the form of ownership.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     (A)  IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth the sole director and executive officer of the Company, his age, and all offices and positions with the Company. A director is elected for a period of one year and thereafter serves until his successor is duly elected by the stockholders and qualifies. Officers and other employees serve at the will of the Board of Directors.

                     Term Served As   Positions
Name of Director Age Director/Officer With Company

Ken Edwards      56  Since Dec 1999   President & Secretary/Treasurer

     This individual serves as the sole officer and director of the Company. A brief description of his background and business experience is as follows:

2004 to Present - SafeStream, Inc., Bountiful, UT; Founder, Officer and
     Director; Web-based corporate compliance management system;
3/2004 to 9/2004 - Corporate Compliance, Inc., Sandy, UT; Product Development; 2003 to 2004 - Staker/Parsons Companies, Ogden, UT; Equipment Operator
     Operated and maintained large construction equipment;
2002 to 2003 - Drug Diagnostics, Inc., Bountiful, UT; Founder, Officer and
     Director;
2001- 2002     High 5 Venture Catalysts LC   Bountiful, UT; Business
Consultant -
     Managing Member;
1997-2001 Talk2 Technology, Inc., Salt Lake City, UT; Secretary/Treasurer and
     Executive Director of Investor Relations;
1970-1973 Weber State University, Ogden, UT; Pre-med and Business

     The director holds no other directorships in any other companies subject to the reporting requirements of the Securities Exchange Act of 1934.

     (B)  IDENTIFY SIGNIFICANT EMPLOYEES.

     None other than the persons previously identified.

     (C)  FAMILY RELATIONSHIPS.

     None

     (D)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

     Except as described herein, no present officer or director of the Company; 1) has had any petition filed, within the past five years, in Federal Bankruptcy or state insolvency proceedings on such person's behalf or on behalf of any entity of which such person was an officer or general partner within two years of filing; or 2) has been convicted in a criminal proceeding within the past five years or is currently a named subject of a pending criminal proceeding; or 3) has been the subject, within the past five years, of any order, judgment, decree or finding (not subsequently reversed, suspended or vacated) of any court or regulatory authority involving violation of securities or commodities laws, or barring, suspending, enjoining or limiting any activity relating to securities, commodities or other business practice. Ken Edwards filed a petition in Federal Bankruptcy Court in 2003. A discharge was granted 12/31/2003.

     (E) AUDIT COMMITTEE FINANCIAL EXPERT. The issuer does not have an audit committee financial expert serving on its audit committee, due to lack of funds. The Company is not presently engaged in any significant business activities and has no operations or assets.

     CODE OF ETHICS. The issuer has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For purposes of this Item, the term code of ethics means written standards that are reasonably designed to deter wrongdoing and to promote: Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; Full, fair, accurate, timely, and understandable disclosure in reports and documents that the issuer files with, or submits to, the Commission and in other public communications made by the issuer; Compliance with applicable governmental laws, rules and regulations; The prompt internal reporting of violations of the code to the board of directors or another appropriate person or persons; and Accountability for adherence to the code. The issuer hereby undertakes to provide to any person without charge, upon request, a copy of such code of ethics. Such request may be made in writing to the board of directors at the address of the issuer.

 ITEM 6.  EXECUTIVE COMPENSATION.

     The following table summarizes executive compensation paid or accrued during the past three fiscal years for our Chief Executive Officer.

                      SUMMARY COMPENSATION TABLE

Name                                  Other
And                                   Annual     All Other
Principal                             Compen-    Compen-
Position      Year Salary($)Bonus($)  sation($)  sation($)


Ken Edwards   2006     8,000
CEO           2005         0
              2004         0

COMPENSATION OF DIRECTORS     None

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has not entered into any contracts or arrangements with any named executive officer which would provide such individual with a form of compensation resulting from such individual's resignation, retirement or any other termination of such executive officer's employment with the Company or its subsidiary, or from a change-in-control of the Company or a change in the named executive officer's responsibilities following a change-in-control.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Except as disclosed in this item, in notes to the financial statements or elsewhere in this report, the Company is not aware of any indebtedness or other transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the issuer's total assets at year-end for the last three completed fiscal years, between the Company and any officer, director, nominee for director, or 5% or greater beneficial owner of the Company or an immediate family member of such person; nor any relationship in which a director or nominee for director of the Company was also an officer, director, nominee for director, greater than 10% equity owner, partner, or member of any firm or other entity which received from or paid the Company, for property or services, amounts exceeding 5% of the gross annual revenues or total assets of the Company or such other firm or entity.

ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK

     We are authorized to issue 100,000,000 shares of common stock.
22,863,680 shares of common stock are presently outstanding. The common stock is fully paid and non-assessable. The holders of common stock are entitled to equal dividends and distributions, per share, on the common stock when, as and if declared by the board of directors from funds legally available for that. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote on the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the board of directors. Issuance of additional common stock in the future will reduce proportionate ownership and voting power of each share outstanding. Directors can issue additional common stock, without shareholder approval to the extent authorized.

PREFERRED STOCK

     We are also authorized to issue 5,000,000 shares of preferred stock . Under the articles of incorporation, the board of directors has the power, without further action by the holders of common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The board of directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each series. Documents so filed are matters of public record and may be examined according to procedures of the Nevada Secretary of State, or copies may be obtained from the Company. The board of directors has not designated any series or issued any shares of preferred stock. The ability of directors, without stockholder approval, to issue additional shares of preferred stock could be used as anti-takeover measures. Anti-takeover measures may result in you receiving less for your stock than you otherwise might. The issuance of preferred stock creates additional securities with dividend and liquidation preferences over common stock, and may have the effect of delaying or preventing a change in control without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

                               PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A)  MARKET INFORMATION.

     Presently, there is no public market for the common stock. Our common stock is not quoted and is not listed on any national securities exchange or the Nasdaq Stock Market, and is not traded in the over-the-counter market. No shares are subject to outstanding options or warrants to purchase, nor are there any outstanding securities convertible into common equity, except that in connection with four loans of $2,500.00 each, the lenders have the right to convert the note principal and accrued but unpaid interest into common stock at a conversion price of $.005 per share, but only if and when the company is an operating company and is no longer classified as a shell company under rules promulgated by the Securities and Exchange Commission.

     Our common stock may be considered a penny stock under rules promulgated by the Securities and Exchange Commission. Under these rules, broker-dealers participating in transactions in these securities must first deliver a risk disclosure document which describes risks associated with these stocks, broker-dealers' duties, customers' rights and remedies, market and other information, and make suitability determinations approving the customers for these stock transactions based on financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing, provide monthly account statements to customers, and obtain specific written consent of each customer. With these restrictions, the likely effect of designation as a penny stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of these stocks compared to other securities.

     (B)  HOLDERS.

     As of December 31, 2006, there were 561 record holders of the Company's Common Stock.

     (C)  DIVIDENDS.

     Alynx, Co. has not previously paid any cash dividends on common stock and does not anticipate or contemplate paying dividends on common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. The only restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by law. Under Nevada corporate law, no dividends or other distributions may be made which would render a company insolvent or reduce assets to less than the sum of liabilities plus the amount needed to satisfy outstanding liquidation preferences.

ITEM 2.   LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings. No such action is contemplated by the Company nor, to the best of its knowledge, has any action been threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles or practices or financial statement disclosure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The Company sold the following securities within the past three years without registering the securities under the Securities Act:

     On April 19, 2006, Ken Edwards, President and CEO, purchased 20,000,000 shares of common stock for $20,000 cash. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

(a) Section 78.7502 & 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)  By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

(b) The registrant's Articles of Incorporation and By-Laws limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act. See Article XI of the Articles of Incorporation.

                               PART F/S

     FINANCIAL STATEMENTS.

     See attached Financial Statements and Schedules.

                                ALYNX, CO.
                       [A Development Stage Company]

                           FINANCIAL STATEMENTS

                             DECEMBER 31, 2006

                                ALYNX, CO.
                       [A Development Stage Company]




                                 CONTENTS

                                                          PAGE

        -  Report of Independent Registered Public Accounting Firm    1


        -  Balance Sheet, December 31, 2006                           2


        -  Statements of Operations, for the years
            ended December 31, 2006 and 2005
            and from re-entering the Development Stage
            on December 20, 2005 through December 31, 2006            3

        -  Statement of Stockholders' Equity (Deficit),
            from December 31, 2004 through
            December 31, 2006                                         4

        -  Statements of Cash Flows, for the years
            ended December 31, 2006 and 2005
            and from re-entering the Development Stage
            on December 20, 2005 through December 31, 2006            5


        -  Notes to Financial Statements                            6 - 9

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors
ALYNX, CO.
Kaysville, Utah

We   have  audited  the  accompanying  balance  sheet  of  Alynx,  Co.  [a development stage company] as of December 31, 2006 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2006 and 2005 and for the period from re-entering the developments stage on December 20, 2005 through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alynx, Co. [a development stage company] as of December 31, 2006 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 and for the period from re-entering the developments stage on December 20, 2005 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

Salt Lake City, Utah
February 5, 2007

                                ALYNX, CO.
                       [A Development Stage Company]

                               BALANCE SHEET


                                  ASSETS


                                                      December 31,
                                                          2006
                                                      ___________
CURRENT ASSETS:
  Cash                                                 $    6,352
  Prepaid expense                                           7,500
                                                      ___________
        Total Current Assets                               13,852
                                                      ___________
        Total Assets                                   $   13,852
                                                     ____________


              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable                                     $        -
  Accrued Interest                                            590
                                                      ___________
        Total Current Liabilities                             590
                                                      ___________

CONVERTIBLE NOTES PAYABLE                                  10,000
                                                      ___________

Total Liabilities                                          10,590
                                                      ___________

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value, 5,000,000
   shares authorized, no shares
   issued and outstanding                                       -
  Common stock, $.001 par value, 100,000,000
   shares authorized, 22,863,680 shares
   issued and outstanding                                  22,864
  Capital in excess of par value                        1,418,002
  Retained Earnings (Deficit)                         (1,420,866)
  Deficit accumulated during the
   development stage                                     (16,738)
                                                      ___________
        Total Stockholders' Equity (Deficit)                3,262
                                                      ___________
                                                      $   13,852
                                                     ____________


  The accompanying notes are an integral part of this financial statement

                                ALYNX, CO.
                       [A Development Stage Company]

                         STATEMENTS OF OPERATIONS


                                                        From re-entering
                                                              the
                                                          Development Stage
                                                              On
                                       For the             December 20,
                                      Year Ended              2005
                                     December 31,             Thru
                                _______________________    December 31,
                                   2006         2005          2006
                                __________   __________   ___________
REVENUE, net                    $       -    $       -    $        -
                                __________   __________   ___________
EXPENSES:
  General and administrative       16,148            -        16,148
                                __________   __________   ___________
LOSS BEFORE OTHER
INCOME (EXPENSE)                  (16,148)           -       (16,148)

OTHER INCOME (EXPENSE):
  Interest expense                   (590)           -          (590)
                                __________   __________   ___________
LOSS BEFORE INCOME TAXES          (16,738)           -       (16,738)

CURRENT TAX EXPENSE                     -            -            -

DEFERRED TAX EXPENSE                    -            -            -
                                __________   __________   ___________

NET LOSS                        $ (16,738)   $       -    $  (16,738)
                                __________   __________   ___________

LOSS PER COMMON SHARE           $    (.00)   $    (.00)
                                __________   __________






















The accompanying notes are an integral part of these financial statements.

                                ALYNX, CO.
                       [A Development Stage Company]

                STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

             FROM DECEMBER 31, 2004 THROUGH DECEMBER 31, 2006



                                                                      Deficit
                                                                    Accumulated
                          Common Stock     Capital in    Retained   During  the
                      ____________________ Excess of     Earnings   Development
                         Shares    Amount  Par Value    (Deficit)     Stage
                      __________  _______  __________  ____________  _________
BALANCE,
 December 31, 2004     2,863,680    2,864   1,418,002   (1,420,866)         -

Net loss for the
 year ended
 December 31, 2005             -        -           -            -          -
                      __________  _______  __________  ____________  _________
BALANCE,
 December 31, 2005     2,863,680    2,864   1,418,002   (1,420,866)         -

Issuance of
 20,000,000 shares
 common stock for
 cash,  April 7,
 2006 at
 $.001 per share      20,000,000   20,000           -            -          -

Net loss for the
 year ended
 December 31, 2006             -        -           -            -    (16,738)
                      __________  _______  __________  ____________  _________
BALANCE,
 December 31, 2006    22,863,680  $22,864  $1,418,002  $(1,420,866)  $(16,738)
                      __________  _______  __________  ____________  _________





















The accompanying notes are an integral part of these financial statements.

                                ALYNX, CO.
                       [A Development Stage Company]

                         STATEMENTS OF CASH FLOWS

                                                   From re-entering
                                                         the
                                                   Development Stage
                                                         on
                                       For the       December 20,
                                     Year Ended         2005
                                    December 31,        Thru
                               ____________________  December 31,
                                  2006      2005        2006
                               _________  _________   _________
Cash Flows From
 Operating Activities:
  Net loss                     $(16,738)  $      -    $(16,738)
  Adjustments to
   reconcile net loss
   to net cash used by
   operating activities:
    Change in assets
     and liabilities:
      Increase in
       accounts payable               -          -           -
      Increase in
       accrued interest             590          -         590
      Decrease (increase)
       in prepaid expense        (7,500)         -      (7,500)
                               _________  _________   _________
     Net Cash Provided
      (Used) by
      Operating Activities      (23,648)         -     (23,648)
                               _________  _________   _________

Cash Flows From
 Investing Activities:
                               _________  _________   _________
     Net Cash (Used) by
      Investing Activities            -          -           -
                               _________  _________   _________
Cash Flows From
 Financing Activities:
  Proceeds from
   common stock issuance         20,000          -      20,000
  Proceeds from
   promissory notes              10,000          -      10,000
                               _________  _________   _________
     Net Cash Provided by
      Financing Activities       30,000          -      30,000
                               _________  _________   _________
Net Increase
 (Decrease) in Cash               6,352          -       6,352

Cash at Beginning of Period           -          -           -
                               _________  _________   _________
Cash at End of Period          $  6,352   $      -    $  6,352
                               _________  _________   _________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the periods for:
    Interest                   $      -   $      -    $      -
    Income taxes               $      -   $      -    $      -

Supplemental Schedule of Non-cash Investing and Financing Activities:
  For the year ended December 31, 2006:
     None

  For the year ended December 31, 2005:
     None









The accompanying notes are an integral part of these financial statements.

                                ALYNX, CO.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - The Company was incorporated on July 30, 1985 under the laws of the State of Utah and on October 1, 1986 changed its domicile to the State of Nevada. The Company was engaged in the creation and development of new businesses involved in high-technology and biotechnology research. In June 1989 the Company abandoned all operations. During 1993 the Company changed its name from Genexus International, Inc to Clearwater Holding, Inc., and acquired Clearwater Trucking, Inc. Subsequently, the Clearwater Trucking acquisition was rescinded. During 1998 the Company changed its name to Cinco, Inc. and sold shares in order to raise working capital. The company, however, remained dormant until December 20, 2005 when it was determined by management that the Company should prepare to become a public shell and re-entered the development stage. On April 18, 2006 the Company changed its name to Alynx, Inc. On May 3, 2006 the Company amended the Articles of Incorporation to increase the authorized common shares from 50,000,000 to 100,000,000. The Company plans to acquire, or merge with a targeted operating business that is seeking public company status.

  The Company, at the present time, has not commenced operations and is defined by the SEC as a shell company. A shell company, (other than an asset-backed issuer), is a company with no or nominal operations and either 1) no or nominal assets, or 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

  The Company has not generated substantive revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes [See Note 4].

  Loss Per Share - The Company computes loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the Company to present basic and dilutive loss per share when the effect is dilutive [See Note 7].

  Accounting  Estimates  -  The  preparation  of  financial  statements   in
  conformity  with accounting principles generally accepted  in  the  United
  States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

                                ALYNX, CO.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]


  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB No. 29", SFAS No. 123 (revised 2004), Share-Based Payment", SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3", SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140", SFAS No. 156, "Accounting for the Servicing of Financial Assets", SFAS 157, "Fair Value Measurements", and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)", were recently issued. SFAS No. 151, 152, 153, 123 (revised 2004), 154, 155, 156, 157 and 158 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Restatement - The financial statements have been restated for all periods presented to reflect a 10-for-1 forward stock split effected by the Company on May 25, 2006 [See Note 2].

NOTE 2 - CAPITAL STOCK

  Preferred Stock - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at December 31, 2006.

  Common Stock - The Company has authorized 100,000,000 shares of common stock with a $.001 par value. The total common shares issued and outstanding is 22,863,680 and 2,863,680 at December 31, 2006 and 2005,
  respectively.

  In April 2006, the Company issued 20,000,000 shares of its previously authorized but unissued common stock to the president of the Company for cash. Proceeds from the sale of stock totaled $20,000 (or $.001 per share).

  Stock Split - On May 25, 2006 the Company effected a 10-for-1 forward stock split. The financial statements for all periods presented have been restated to reflect the stock split.

NOTE 3 - CONVERTIBLE NOTES PAYABLE

  In May, 2006, the Company issued four $2,500 convertible notes payable. The notes accrue interest at 10% per annum, are due in September 2009, and are convertible, with accrued interest, into 500,000 shares of common
  stock each.   Accrued interest on the notes at December 31, 2006 is $590.

                                ALYNX, CO.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. The Company has available at December 31, 2006, an operating loss carryforward of approximately $64,500 which may be applied against future taxable income and which expires in various years through 2026. Due to a substantial change in the Company's ownership, there is an annual limitation on the amount of net operating loss carryforwards which can be utilized.

  The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax asset is approximately $9,700 and $7,200 as of December 31, 2006 and 2005, respectively, with an offsetting valuation allowance of the same amount. The change in the valuation allowance for the year ended December 31, 2006 is approximately $2,500.


NOTE 5 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since inception and has not yet been successful at establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


NOTE 6 - RELATED PARTY TRANSACTIONS

  Office  Space - The Company has not had a need to rent office  space.   An
  officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

  Management Compensation - During 2006 and 2005 the Company paid $8,000 and $0 in management compensation.

                                ALYNX, CO.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 7 - LOSS PER SHARE

  The following data show the amounts used in computing loss per share for the periods presented:

                                     For the
                                    Year Ended
                                    December 31,
                              _______________________
                                   2006       2005
                              __________   __________
  Income available to
  common shareholders
    (numerator)               $ (16,738)   $        -
                              __________   __________
  Weighted average number
  of common shares
  outstanding during the
  period used in loss
  per share (denominator)     17,548,612    2,863,680
                              __________   __________

  Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.

                               PART III


ITEM 1.   EXHIBITS INDEX

SEC No.   Document                                                Exhibit No.

3         Articles of Incorporation                                3.1

3         By-Laws                                                  3.2

3         Articles of Amendment                                    3.3

3         Articles of Amendment                                    3.4

4         Common Stock Specimen Certificate                        4.1

                              SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alynx, Co.


By:      /s/ Ken Edwards                                     Date:   3/6/07
     Ken Edwards, President and Director
     Chief Executive Officer and Chief Financial Officer



KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Van L. Butler, the undersigned's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for the undersigned and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing, requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and the dates indicated.


By:      /s/ Ken Edwards                                     Date:  3/6/07
     Ken Edwards, Chairman of the Board
     Chief Executive Officer and Chief Financial Officer